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                                                                    EXHIBIT 99.4
                                                           [English Translation]
                                                                      11/14/2002

THIRD QUARTER 2002 EARNINGS CONFERENCE CALL

Hanaro Telecom, Inc. ('the Company' or 'Hanaro') held an earnings conference call for the third quarter 2002 on November 14, 2002, at 5:00 PM. The following is the Q&A session with the conference call participants:

-    Revenues & Operating Costs
Q:   What are the reasons why the Company saw a decrease in voice revenue while the subscriber numbers increased?
A:   We have seen a growth in revenues from our services to residential customers as subscriber numbers increased. However, on the corporate side, which accounts for a big portion of the total voice revenue pie, we experienced a decrease, attributable to some seasonal factors.

Q:   What drove a substantial decrease in your customer acquisition and installation commissions?
A:   Customer acquisition and installation commissions are one-time expenses. A decrease in growth of new subscribers in the third quarter led to a decrease in the commissions.

-    New Business
Q:   What are your counter measures to KT's new VDSL services?
A:   We are currently in the process of preparing for VDSL services, offering pilot services to some limited regions. Our goal is to differentiate our VDSL services from KT's while minimizing additional CAPEX.

Q:   What is your churn rate?
A:   Our churn rate is around 1% on average. However, in some regions we're looking at about 3% attributable to KT's aggressive marketing.

Q:   What are your strategies concerning number portability?
A:   Despite our continued efforts, number portability was adopted recently and will become effective in only some regional cities from 2003 and finally in Seoul from 2004. Therefore, we expect that it would not bring an immediate contribution to our profitability, although we assume that it would help increase our market share in the voice market as it gets activated in major areas.

The recorded conference call will be posted within 4 days on Hanaro's website at www.hanaro.com.